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Lowrance Electronics, Inc.
12000 East Skelly Drive, Tulsa, Oklahoma 74128
Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This information statement ("Information Statement") is being mailed on or about January 31, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $0.10 per share ("Shares"), of Lowrance Electronics, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Navico Acquisition Corp. ("Sub"), a Delaware corporation and wholly owned subsidiary of Simrad Yachting AS ("Parent").

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and Sub has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

        At the close of business on January 27, 2006, there were 5,135,516 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

Sub Designees

        On January 29, 2006, the Company, Parent, and Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (i) Sub commenced a tender offer (the "Offer") for any and all outstanding Shares of the Company at a price of $37.00 per Share, net to the seller in cash, without interest thereon, and (ii) at the effective time of such Merger (the "Effective Time"), Sub will be merged with and into the Company (the "Merger").

        The Merger Agreement provides that, promptly upon the purchase of, and payment for, any Shares by Sub pursuant to the Offer which represent at least a majority of the Shares outstanding (determined on a fully-diluted basis) and at all times thereafter, Sub shall be entitled to elect or designate to the Company's Board of Directors (the "Company Board") such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by (ii) the percentage of the outstanding Shares (determined on a fully-diluted basis) that are then beneficially owned by Sub and its affiliates. Pursuant to the Merger Agreement, the Company is required to use its best efforts to take all such actions as are necessary to (i) elect or appoint Sub's designees permitted to be so elected or designated to the Company Board and (ii) cause the directors so elected or designated to constitute the same percentage (rounded up to the next whole number) of the members of each committee of the Company Board as such directors represent of the Company Board, in each case to the fullest extent permitted by applicable law and the rules and regulations of Nasdaq. The Company's obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In the event that Sub's designees are so elected or designated to the Company Board, then, at all times prior to the Effective Time, the Company and Parent will use their respective reasonable best efforts to cause (i) the members of the Company Board as of January 29, 2006 (the "Continuing Directors") to remain directors on the Company Board, (ii) the Continuing Directors (other than the chief executive officer of the Company) to remain as members of the audit committee of the Company Board and (iii) such audit committee to comply with all requirements of the federal securities laws, including any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof or Nasdaq (the "Audit Committee Requirements"). If any Continuing Director is unable to serve due to death, disability or resignation, the remaining Continuing Director(s) (or, if none of the Continuing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another person (or persons) who will satisfy the Audit Committee Requirements to fill such vacancy and each such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

        From and after any time prior to the Effective Time when Sub's designees constitute a majority of the Company Board, Sub shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of any of its rights under, the Merger Agreement that would materially and adversely affect the holders of Shares (other than Parent and Sub) unless such action is approved by a majority of the Continuing Directors.

        As of the date of this Information Statement, Sub has not determined who will be Sub's designees. However, Sub's designees will be selected from the directors and executive officers of Parent listed in Schedule I to the Offer to Purchase (each a "Potential Sub Designee").

        The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment of each of the Potential Sub Designees for at least the last five (5) years are set forth in Schedule I to the Offer to Purchase.

        Parent has informed the Company that, except as described in the Offer to Purchase or the Schedule 14D-9, (i) to the best knowledge of Parent and Sub, none of the Potential Sub Designees or any associate or majority-owned subsidiary of any such person beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) to the best knowledge of Parent and Sub, none of the Potential Sub Designees has effected any transaction in the Shares during the past 60 days.

        Parent has informed the Company that, except as provided in the Merger Agreement and the Tender Agreements or as otherwise described in the Offer to Purchase or the Schedule 14D-9, to the best knowledge of Parent and Sub, none of the Potential Sub Designees has any contract, arrangement, understanding or relationship with any other person with respect to any Shares of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

        Parent has informed the Company that, except as set forth in the Offer to Purchase or the Schedule 14D-9, to the best knowledge of Parent and Sub, none of the Potential Sub Designees has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Parent has informed the Company that, except as set forth in the Offer to Purchase or the Schedule 14D-9, there have been no contacts, negotiations or transactions between any of the Potential Sub Designees, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares, an election of directors or a sale or other transfer of a material amount of assets.

        Parent has informed the Company that, except as set forth in the Offer to Purchase or the Schedule 14D-9, none of the Potential Sub Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

        Pursuant to the Company's Certificate of Incorporation, all the directors of the Company stand for election annually and serve until their successors are duly elected and qualified. The following individuals comprise the current board of directors.

        DARRELL J. LOWRANCE. Mr. Lowrance, age 67, a founder of the Company, has been with the Company since its formation in 1957. He currently serves as President and Chief Executive Officer and a director of the Company, positions he has held since 1964, and is active in the day-to-day operations of the Company. During 1983 and 1984, Mr. Lowrance served as President of the American Fishing Tackle Manufacturer's Association (AFTMA). In July 1988, Mr. Lowrance was re-elected to the Board of Directors of AFTMA, a position he previously held from 1978 through 1986. Additionally, in April 1989, Mr. Lowrance was elected as a director of the National Association of Marine Products and Services. Recently, he was elected to the Board of Directors of the American Fishing Association. (ASA).

        M. WAYNE WILLIAMS. Mr. Williams, age 68, a retired CPA, has served as a director since August 2002. Electronic Data Systems (EDS) employed him from 1976 until his retirement in 1996. While at EDS, he was responsible for the preparation of company financial statements in accordance with GAAP, as well as the overview of all Securities and Exchange Commission reporting. He was also responsible for statutory, contract and GAAP reporting for EDS's wholly-owned insurance subsidiary. Prior to EDS, he was an audit manager with the accounting firm of Touche Ross & Co., working in audit, tax and consulting.

        GEORGE W. JONES. Mr. Jones, age 67, has served as a director since April 2001. Mr. Jones is a retired Vice President of The Equitable of New York, a national financial services provider. He holds the designation of chartered Financial Consultant awarded by the Society of Financial Service Professionals.

        JASON C. SAUEY. Mr. Sauey, age 44, has served as a director since May 2004. Mr. Sauey has been President of Flambeau, Inc., a proprietary products marketer and contracts plastics manufacturer, since 1992. Mr. Sauey joined Flambeau, Inc. in 1985 as marketing manager and was subsequently promoted to Vice-President of Marketing in 1986. In addition, Mr. Sauey is a director of Flambeau, Inc., as well as its parent holding company, The Nordic Group of Companies. Mr. Sauey received his Masters of Business Administration from the University of Chicago School of Business in 1985.

Executive Officers

        All officers of the Company are elected annually and serve at the pleasure of the Board. Information concerning President and Chief Executive Officer, Darrell J. Lowrance, is set forth above under "Directors."

        Mark C. McQuown, age 54, has served as Vice President of Sales since February 2000. Prior thereto, Mr. McQuown was Director of Sales since August 1997. Mr. McQuown joined the Company in June 1984 as a Zone Sales Manager and was subsequently promoted to Regional Sales Manager in June 1988, Director of International Sales in February 1995 and Director of International, Government and Industrial Sales in June 1996.

        Bob G. Callaway, age 63, has served as Vice President of Marketing since March 2000. Mr. Callaway joined the Company in August 1987 as Manager of Video Communications and was promoted to Director of Video Communications in October 1993. He subsequently joined Addvantage Media as Vice President-Field Service Group in March 1997. He worked as a freelance marketing consultant from October 1998 and in July 1999, joined T.D. Williamson as Manager of Marketing Relations before returning to the Company in March 2000.

        Jane M. Kaiser, age 45, has served as Vice President of Customer Operations since February 2000. Prior thereto, Ms. Kaiser was Director of Customer/Sales Service since August 1997. Ms. Kaiser joined the Company in May 1995 as a Cost Productivity Analyst and was subsequently promoted to Director of Cost Productivity in December 1995. Prior to joining the Company, Ms. Kaiser was employed by Kimberly Clark for nine years. Ms. Kaiser holds an MBA from Oklahoma State University and a CPA license from the state of Illinois.

        Paul C. Murphy, age 61, has served as Vice President of Finance and Chief Financial Officer since December 28, 2005. He was most recently Chief Operating Officer of the American Cancer Society, Kansas City, MO. Formerly, he was Chief Operating Officer and Executive Vice President of NANCI Corporation, Vice President and Treasurer of Tulsa-based Memorex Telex Corporation and Vice President of Finance at Lummus Crest. He received his B.S. degree in accounting from the University of Tulsa in 1968 and became a CPA in 1971.

        Larry B. Toering, age 44, has served as Senior Vice President of Sales and Marketing since June 2004. Mr. Toering was the Director of Aviation Product Sales from April 2003 through June 2004 and was North American Aviation Sales Manager from June 1997 through November 1999. From November 1999 through June 2004, Mr. Toering was also a captain with American Airlines.

        Ronald G. Weber, age 61, has served as Executive Vice President of Engineering and Manufacturing since December 2004, Executive Vice President from June 2004 to December 2004 and Executive Vice President of Engineering and Manufacturing from July 2000 until June 2004. Prior thereto, Mr. Weber was the Executive Vice President of Technologies and Engineering from December 1993 until July 2000 and Senior Vice President of Engineering from September 1980 until December 1993. Mr. Weber joined the Company in January 1976 as a Senior Design Engineer and was subsequently promoted to Chief Design Engineer in October 1976, Director of Design Engineering in October 1977 and Vice President of Engineering in March 1979.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

        The following table sets forth, as of January 27, 2006, the number and percentages of outstanding Shares beneficially owned by all persons known by the Company to own more than 5% of the Company's Common Stock, by each director of the Company, and by all officers and directors of the Company as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Shares
Darrell J. Lowrance(1) 12000 East Skelly Drive Tulsa, OK 74128-2486	758,123	(2)	14.8%
Royce & Associates 1414 Avenue of the Americas New York, NY 10019	598,080		11.7%
First Wilshire Securities Management, Inc. 600 South Lake Street, Suite 100 Pasadena, CA 91106-3955	472,921		9.2%
Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	361,200		7.0%
SunTrust Banks, Inc. 303 Peachtree Street, Suite 1500 Miami, FL 33131-2881	292,800		5.7%
Ronald G. Weber(4) 12000 East Skelly Drive Tulsa, OK 74128-2486	65,604		1.3%
George W. Jones(3) 7607 So. Marion Tulsa, OK 74136	7,946		*
M. Wayne Williams(3) 2800 Hacienda Ct. Plano, TX 75023	9,500		*
Jason C. Sauey(3) 15981 Valplast Road Middlefield, OH 44062	0		N/A
Larry B. Toering(4) 12000 East Skelly Drive Tulsa, OK 74128-2486	0		N/A
Mark C. McQuown(4) 12000 East Skelly Drive Tulsa, OK 74128-2486	40		*
Bob G. Callaway(4) 12000 East Skelly Drive Tulsa, OK 74128-2486	0		N/A

Jane M. Kaiser(4) 12000 East Skelly Drive Tulsa, OK 74128-2486	0		N/A
Douglas J. Townsdin 12000 East Skelly Drive Tulsa, OK 74128-2486	8,653		*
All directors and officers as a group (including those listed above, eight persons total)	841,213	(5)	16%

*
Less than 1%

(1)
Director and Executive Officer.

(2)
Includes 324,408 Shares held indirectly in an individual retirement account with Mr. Lowrance having the sole voting and investment power, and 3,725 owned indirectly by an immediate family member.

(3)
Director.

(4)
Executive Officer.

(5)
All securities owned by officers and directors are owned directly except for 328,133 Shares described in note (2) above.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

        None.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        The Company believes that during the fiscal year ended July 31, 2005, its directors and executive officers timely filed all reports due under Section 16(a) of the Exchange Act.

GENERAL INFORMATION WITH RESPECT
TO THE BOARD OF DIRECTORS

        The Board met seven times during the fiscal year ended July 31, 2005. The Board has an Audit Committee, a standing Compensation Committee and a standing Nominating Committee.

Committees of the Board

        Audit Committee.    The Audit Committee is composed of M. Wayne Williams (Chairman), George W. Jones and Jason C. Sauey. The Audit Committee held four meetings during the Company's 2005 fiscal year and three Executive Sessions with Deloitte and Touche LLP, its independent auditors. All members attended the meetings. The Audit Committee meets on a scheduled basis with the Company's independent public accountants and is available to meet at the request of the Company's independent public accountants. The Audit Committee reviews the Company's accounting policies, internal controls, and other accounting and auditing matters; considers the qualifications of the Company's independent public accountants; makes a recommendation to the Board as to the engagement of an independent public accountant; and reviews the letter of engagement and statement of fees relating to the scope of the annual audit and special audit work which may be recommended or required by the independent public accountants.

        Compensation Committee.    The Compensation Committee is composed of George W. Jones (Chairman), M. Wayne Williams and Jason C. Sauey. Each member of this Committee is an independent director under applicable Nasdaq listing standards. The Compensation Committee held two meetings during the Company's 2005 fiscal year at which all members attended. The Committee reviews the nature and amount of compensation of the officers of the Company and recommends changes with respect thereto, including the Company's Executive Bonus Plan and the 2001 Stock Option Plan.

        Nominating Committee; Director Nomination Process.    The Nominating Committee is composed of Jason C. Sauey (Chairman), George W. Jones, and M. Wayne Williams. Each member of this Committee is an independent director under applicable Nasdaq listing standards. This committee held one meeting during the last fiscal year. The Nominating Committee identifies and submits director nominees for our annual meeting of stockholders to the Board for their approval.

        All incumbent directors attended 100% of the aggregate number of meetings of the Board and Committees upon which they sit.

DIRECTORS' COMPENSATION

        Each director receives $12,000 per year compensation and an additional fee of $1,500 for each meeting of the Board and $750 for each Committee meeting attended. All directors are reimbursed for certain reasonable out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

        Summary Compensation Table.    The following table sets forth the aggregate cash compensation earned by the executive officers listed for services rendered in all capacities to the Company for the fiscal year ended July 31, 2005:

Name of Individual/ Principal Position	Year	Salary	(1) Bonus	(2) Other Annual Compensation	(3) All Other
Darrell J. Lowrance President and Chief Executive Officer	2005 2004 2003	$458,700 441,100 429,200	$193,800 373,800 304,700	— — —	$28,400 43,300 29,900
Ronald G. Weber Executive Vice President of Engineering and Manufacturing	2005 2004 2003	271,200 259,800 253,700	73,800 120,000 118,000	— — —	12,500 11,800 11,600
Larry B. Toering Senior Vice President of Sales and Marketing	2005 2004 2003	205,500 91,000 12,500	55,900 8,200 —	— — —	10,800 1,400 —
David A. Craig (4) Vice President of Engineering	2005 2004 2003	197,900 88,000 78,500	— 8,200 —	— — —	10,900 2,600 —
Mark C. McQuown Vice President of Sales	2005 2004 2003	170,000 163,400 159,000	46,200 75,200 74,000	— — —	12,200 12,000 11,600
Bob G. Callaway Vice President of Marketing	2005 2004 2003	166,400 160,000 155,700	45,200 73,700 72,400	— — —	10,500 10,700 11,000
Jane M. Kaiser Vice President of Customer Operations	2005 2004 2003	160,300 154,200 150,000	43,600 71,000 69,700	— — —	11,900 10,800 10,600

Douglas J. Townsdin Vice President of Finance Chief Financial Officer	2005 2004 2003	167,000 160,500 156,200	33,600 74,000 72,600	— — —	12,400 12,000 11,600

(1)
The Company's Executive Bonus Plan for fiscal year 2005 provided for a performance bonus pool measured entirely on the basis of the Company's pretax, prebonus earnings compared to budgeted pretax, prebonus earnings. This bonus pool was to be divided, based on certain predetermined percentages, between the Company's President and its Vice Presidents. In order to earn any performance bonus, it was necessary for pretax, prebonus income to exceed $7,400,000, which the Company did and accordingly a performance bonus pool of $261,000 was earned and paid. The Executive Bonus Plan for fiscal year 2005 also provided for discretionary bonuses for executive officers, except the President, are granted at the recommendation of the President on the basis of individual performance not to exceed 15% of their respective salaries. The President and the Compensation Committee of the Board of Directors did exercise their right to recommend discretionary bonuses for executive officers of the Company. Accordingly, discretionary bonuses of approximately $231,000 were paid.

(2)
The remuneration described in other annual compensation includes the cost to the Company of benefits furnished to the executive officers, including premiums for life and health insurance, personal use of Company automobiles or automobile allowances and other personal benefits provided to such individuals that are extended in connection with the conduct of the Company's business. No officer received other compensation in excess of 10% of such officer's cash compensation in the form of salary and bonuses or in excess of $50,000.

(3)
Other compensation resulted from contributions to the Lowrance Savings Plan and Trust on behalf of the listed executive officers. Also included are director's fees of $16,000, $31,500, and $18,000 paid to Mr. Lowrance in 2005, 2004 and 2003, respectively.

(4)
Does not include $23,400 of accrued vacation paid to Mr. Craig in July when the Company no longer employed him.

        Employment and Severance Arrangements.    The Company entered into amended employment agreements (the "Amended Employment Agreements") with Bob G. Callaway dated March 27, 2004, and Mark C. McQuown, Douglas J. Townsdin, and Jane M. Kaiser dated April 7, 2004. The summary of such Amended Employment Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the Amended Employment Agreements, which were filed as Exhibits 10.49 through 10.52 to the Company's April 30, 2004 Quarterly Report on Form 10-Q. The term of the Amended Employment Agreements ran for a period of 12 months. Under the terms of the Employment Agreements, if the employment of any executive was terminated other than for "cause" (as defined therein), then each such executive was entitled to payment of their salary in accordance with the Company's standard payroll practices for the remainder of the term of the agreement or a period of twelve months, whichever is longer. If the employment of the executive was terminated upon a change of control of the Company (as defined therein), then each such executive was entitled to a lump sum payment equal to 24 months of their salary. In March and April of 2005 the Amended Employment Agreements expired by their terms and were not renewed. However, Mr. McQuown, Mr. Townsdin, Mr. Callaway, and Ms. Kaiser remain executive officers of the Company on an at-will employment basis.

        Stock Option Plans.    On July 2, 2001, the Company adopted the 2001 Stock Option Plan which provides for a maximum of 300,000 common shares available for issue. On July 31, 2001, 250,000 options were granted. All 250,000 of these options were exercised in fiscal 2005. There are 50,000 common shares available for grant. The Plan provides for incentive stock options, non-qualified stock options and stock appreciation rights and is designed to serve as an incentive for attracting and retaining qualified, competent employees and directors. Depending upon the type of option, the options and stock appreciation rights granted cannot have terms greater than ten years and six months. The plan requires incentive stock options to be granted at an option price of not less than 100% of the fair market value of the Company's Common Stock at the date of grant. The plan is administered by the Compensation Committee and was approved by the stockholders at the Annual Meeting held December 11, 2001. As of July 31, 2005, seven persons were eligible for consideration to receive options under the 2001 Stock Option Plan.

        On July 25, 2001, the Compensation Committee recommended and the Board of Directors approved that a total of 134,453 incentive stock options be granted and 115,547 non-qualified stock options be granted under the 2001 Stock Option Plan, all at an exercise price of $2.67, the fair market value on the date of grant. All 250,000 options granted on July 31, 2001 were exercised in fiscal 2005. There are no options outstanding.

        Retirement Plan.    The Lowrance Savings Plan and Trust (the "Retirement Plan") requires the Company to contribute to the Retirement Plan up to 6% of each participant's salary annually. Participants include all employees of the Company, including executive officers, who have completed one year of employment with at least 1,000 hours of service. The Company makes a fixed contribution of 3% of each participant's salary. In addition, if an employee makes voluntary contributions, the Company will make additional contributions equal to 100% of the first $10 per pay period of the employee's contribution and 50% thereafter, not to exceed 3% of the employee's salary. Each participant's interest in the Company's contributions vests fully over a period of seven years. Generally, a participant's interest in the Company's contributions may be withdrawn only upon termination or in certain hardship situations.

Report of Compensation Committee on Executive Compensation

        The members of the Compensation Committee are Mr. George W. Jones (Chairman), Mr. M. Wayne Williams, and Mr. Jason C. Sauey. Each member of the Committee is a non-employee director.

        In determining the compensation payable to the Company's executive officers, it is the basic philosophy of the Committee that the total annual compensation for these individuals should be at a level which is competitive with the marketplace in companies of similar size for positions of similar scope and responsibility. In determining the appropriateness of compensation levels, the Committee annually reviews the Company's compensation policies and compensation information/surveys, which provide a comparison of the fixed and variable portions of the executive officer's compensation.

        The key elements of the total annual compensation for executive officers consist of a base salary and variable compensation in the form of annual bonuses. Additionally, executives may participate on the same basis as other employees in the Company's Retirement Plan on a tax-deferred basis.

        The base salaries are established on the basis of the individual's qualifications and relevant experience, his or her contribution and performance, and the compensation levels of executive officers at similar companies, subject to the requirements of any employment to which an executive officer is a party.

        Annual bonuses consist of two components, a performance bonus based entirely on the basis of the Company's pretax, prebonus earnings and a discretionary bonus for executive officers, except the President, which is recommended by the President on the basis of individual performance.

        The Committee believes that the Chief Executive Officer's salary is largely based upon the same policies and criteria used for other executive officers of the Company, as well as chief executive officers at comparable companies. Accordingly, each year the Committee reviews Mr. Lowrance's compensation arrangement, his individual performance and contributions to the Company during the fiscal year under review, the Company's performance, major accomplishments and reported base salary information for the chief executive officers at comparable companies. The Committee recommends the level of individual performance bonus to be awarded to the Chief Executive Officer.

Stock Performance Graph

        The following performance graph compares the cumulative total stockholder return on the Company's common stock to the cumulative total returns of the Nasdaq U.S. and Nasdaq Electronic components indices. The graph assumes that the value of the investment in the Company's common stock and each index was $100 as of July 31, 2000 and that all dividends were invested on a quarterly basis.

TOTAL RETURN TO STOCKHOLDERS
(ASSUMES $100 INVESTMENT ON 7/31/00)

Total Return Analysis	7/31/2000	7/31/2001	7/31/2002	7/31/2003	7/31/2004	7/31/2005
LEIX	$100.00	$81.38	$100.97	$238.07	$747.31	$648.28
NASDAQ Electronic Components	$100.00	$29.46	$17.90	$28.27	$23.53	$27.04
NASDAQ U.S.	$100.00	$42.76	$31.38	$43.23	$44.01	$52.53

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GENERAL INFORMATION REGARDING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
GENERAL INFORMATION WITH RESPECT TO THE BOARD OF DIRECTORS
DIRECTORS' COMPENSATION
COMPENSATION OF EXECUTIVE OFFICERS
Stock Performance Graph
TOTAL RETURN TO STOCKHOLDERS (ASSUMES $100 INVESTMENT ON 7/31/00)